February 27, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust, Rational ReSolve Adaptive Asset Allocation Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On December 29, 2017, Mutual Fund and Variable Insurance Trust (the "Trust" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-1A (the "Registration Statement") with respect to the Rational ReSolve Adaptive Asset Allocation Fund. On February 14, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Significant revisions are presented along with responses below and summary prospectus edits have been carried over to the statutory prospectus.

General:

Comment 1. Please add Form N-1A, date submitted as well as Securities Act and Investment Company Act numbers to the facing sheet.

Response. The Registrant has added the requested additions to the facing sheet.

Comment 2. Please update EDGAR to capture the Fund's new name.

Response. The Registrant has updated EDGAR to capture the Fund's new name.

Prospectus:

Summary

Comment 3. In the fee table, please confirm that subsidiary expenses are captured in other expenses of the Fund.

Response. The Registrant confirms that subsidiary expenses are captured in other expenses of the Fund.

4817-2538-0445.1

Comment 4. Class C shares seem to have two shareholder servicing fees -- one included in the 12b-1 expenses and one included in other expenses. Please confirm that there are in fact two shareholder servicing fees being paid or amend other expenses accordingly. Additionally, if needed amend footnote 3 accordingly.

Response. The Registrant confirms that there are two shareholder servicing fees being paid on Class C shares.

Comment 5. Furthermore, with respect to footnote 3 to the Fee Table, please remove unless it refers to estimated and restated expenses and if so amend accordingly.

Response. The Registrant has included "restated" in the footnote.

Comment 6. Please provide confirmation that any dividend and interest expenses with respect to short sales are included in the Fee Table.

Response. The Registrant confirms that any dividend and interest expenses with respect to short sales of the securities are included in the Fee Table.

Comment 7. With respect to portfolio turnover, please add 2017 data.

Response. The Registrant has added 2017 portfolio turnover data.

Comment 8. Under Principal Investment Strategies, please add a definition of "consistent" in the context of targeted volatility and provide a definition of volatility such as volatility is a statistical measure of the magnitude of changes in the Fund's returns without regard to the direction of the returns.

Response. The Registrant has removed references to consistent and provided a definition of volatility as volatility is a statistical measure of the magnitude of changes in the Fund's returns without regard to the direction of the returns.

Comment 9. Under Principal Investment Risks, if shares are to be sold through banks, please add the FDIC disclosure language as required by Item 4(b)(1)(iii) in the summary prospectus.

Response. The Registrant has added the following disclosure. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency.

Comment 10. Under Principal Investment Risks, please add in "Target Volatility Strategy Risk" that discloses that volatility management strategy may not protect against declines, may tend to limit gains in up markets, may tend to increase transaction costs which may lead to losses or reduced gains and may not be successful as a short-term strategy as it is subject to the Sub-Advisor's ability to assess volatility conditions and execute related investment management techniques.

Response. The Registrant has added Managed Volatility Strategy Risk as described above.

Comment 11. Principal Investment Risks. Derivative Risk includes as a subset Futures Risk. Please remove references to forwards unless they are part of the Principal Investment Strategy and also note that Futures Risk is included elsewhere under Principal Investment Risk. Please remove one of the redundant Futures Risk disclosures and make conforming edits throughout.

Response. The Registrant has removed "Derivatives Risk" as a stand-alone risk and combined relevant elements under Futures Risk and removed reference to forwards and made conforming edits throughout.

Comment 12. Principal Investment Risks. Equity Securities Risk. Please revise if Fund does not invest directly in securities but rather futures and revise accordingly.

Response. The Registrant has revised disclosures to clarify that equity exposure is achieved through futures.

Comment 13. Principal Investment Risks. Please add revise Fixed Income Risk as appropriate to capture direct and futures-based exposure to fixed income instruments.

Response. The Registrant has refined disclosures to capture direct as well as futures-based fixed income risks.

Comment 14. Principal Investment Risks. Under Management Risks when describing strategy risk, please add models risk and remove the redundant disclosures.

Response. The Registrant has refined disclosures to capture models risk and remove redundant disclosures.

Comment 15. Principal Investment Risks. Real Estate Risks. Add in Sub-Prime Risk if applicable.

Response. Upon review the Registrant does not believe sub-prime risk is a principal risk.

Comment 16. Principal Investment Risks. Under Tax Risks, please drop references to options and forwards unless this is part of Principal Investment Strategy. If these are part of the Principal Investment Strategy, please add them to the Principal Investment Strategy disclosures.

Response. The Registrant has removed references to options and forwards.

Comment 17. Principal Investment Risks. Wholly-Owned Subsidiary Risk. State that costs will be higher because the Fund bears the expenses of its subsidiary.

Response. The Registrant has amended disclosures to state that costs will be higher because the Fund bears the expenses of its subsidiary.

Comment 18. With respect to prior performance. Please amend disclosures to be consistent with recent SEC guidance such as that contained in the Rational Income Opportunities Fund. Specifically, add Class A and C prior performance and note the effect of sales loads in the description of performance. Furthermore, please confirm that prior performance reflects gross expenses without the benefit of any fee waiver or fee cap.

Furthermore the bar chart and performance tables should be revised to include in relevant place:

(i) "the bar chart and performance tables below show the volatility of the Fund's returns, which is some indication of the risks of investing in the Fund."

(ii) "since the Predecessor Fund's inception"

(iii) "The performance table compares the performance of the Fund's shares over time to the performance of a broad based securities market index."

(iv) 1940 Act "restrictions"

(v) "A prior Fund sub-advisor was investment advisor to the Predecessor Fund since its inception."

Also, change the order of presentation of first and second paragraphs that precede the bar chart, replace Class I with Institutional Class; and include a disclosure that returns prior to 2016 for Class A shares are adjusted to reflect the effect of a sales load; remove after tax returns for periods that display only the Predecessor Fund.

Response. The Registrant confirms that prior performance reflects gross expenses without the benefit of any fee waiver or fee cap. Performance related disclosures have been revised to read as follows.

Performance: The Fund acquired all of the assets and liabilities of Chesapeake Fund, LLC (the “Predecessor Fund”) in a tax-free reorganization on September 30, 2016. In connection with this acquisition, shares of the Predecessor Fund were exchanged for Institutional Shares of the Fund. At the time of the reorganization, the Predecessor Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund, and was managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund. Effective February 27, 2018, the Fund’s investment strategy changed and a new Sub-Advisor replaced the prior sub-advisor. Consequently, prior performance may not reflect the Fund’s current operations. Prior to February 27, 2018, the Fund’s investment objective, investment policies, guidelines, and restrictions were, in all material respects, equivalent to the Predecessor Fund’s investment objective, investment policies, restrictions, and guidelines. The prior sub-advisor served as the Predecessor Fund’s investment advisor since the Predecessor Fund’s inception. The performance information set forth below, for the period prior to September 30, 2016, includes the historical performance of the Predecessor Fund shares.

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Fund’s Institutional Shares for each full calendar year since the Predecessor Fund’s inception. Although Class A and Class C Shares would have similar annual returns to Institutional Shares because the classes are invested in the same portfolio of securities, the returns for Class A and Class C Shares will be different from Institutional Shares because Class A and Class C Shares have different expenses than Institutional Shares. The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based market index. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

Updated performance information and daily net asset value per share is available at no cost by calling 1-800-253-0412.

Annual Total Returns

During the period shown in the bar chart, the highest return for a quarter was 18.82% (quarter ended December 31, 2013), and the lowest return for a quarter was (21.11%) (quarter ended September 30, 2008).

The following table shows the average annual returns for the Predecessor Fund, which includes all of its actual fees and expenses over various periods ended December 31, 2017 as adjusted to reflect any applicable sales loads of the Fund. The Predecessor Fund did not have a distribution policy. Prior to September 30, 2016, the Predecessor Fund was an unregistered limited liability company, did not qualify as a regulated investment company for federal income tax purposes, and it did not pay dividends and distributions. As a result of the different tax treatment, we are unable to show the after-tax returns for the Predecessor Fund. The Predecessor Fund was not registered under the 1940 Act and, therefore, was not subject to certain investment restrictions, limitations, and diversification requirements that are imposed by the 1940 Act. If the Predecessor Fund had been registered under the 1940 Act, the Predecessor Fund’s performance may have been adversely affected. The index information is intended to permit you to compare the Predecessor Fund’s performance to a broad measure of market performance.

Average Annual Total Returns*

(for the periods ended, December 31, 2017)

Institutional	1 Year	5 Year	10 Year
Return Before Taxes	3.85%	8.01%	3.68%
Return After Taxes on Distributions	3.84%	N/A	N/A
Return After Taxes on Distributions and Sale of Fund Shares	2.19%	N/A	N/A
Class A Return Before Taxes	(1.34)%	6.45%	2.79%
Class C Return Before Taxes	2.83%	6.95%	2.65%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	21.83%	15.79%	9.72%
BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	0.85%	0.27%	0.39%

* Includes the effect of performance fees paid by the investors of the predecessor limited liability company.

** After Tax Returns for are for the period beginning September 30, 2016. As a result of the different tax treatment of the Predecessor Fund, we are unable to show the after-tax returns for the Predecessor Fund. The Predecessor Fund did not have a distribution policy.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Institutional Shares. After-tax returns for other share classes will vary.

A marked version of the performance section is supplied as an attachment to this letter, but is somewhat unwieldy and may of limited usefulness.

Comment 19. In a relevant portion of disclosures, please state that the Advisor and Sub-Advisor of the Fund are the Advisor and Sub-Advisor of the Subsidiary.

Response. The Registrant has amended disclosures to so state.

Comment 20. Principal Investment Risks. The statutory portion has disclosures that do not appear in the summary such as Currency and Foreign Risks. Please reconcile these differences. Additionally, Futures Risk appears to be presented in a redundant fashion. Additionally, carryover all risks from the summary Prospectus. Under Underlying Funds Risk, please drop business development companies if appropriate.

Response. The Registrant has consolidated currency risk in both summary and statutory portions under "Foreign Currency Risk" and removed Derivatives Risk and presented this risk as Futures Risk in both summary and statutory portions. The Registrant has carried over New Sub-Advisor Risk and Short Position Risk to the statutory portion.

Comment 21. On page 18, when describing Class A Shares, please add additional description of the Contingent Deferred Sales Charge if purchases are made in amounts in access of $1 million.

Response. The Registrant has revised disclosures as requested.

Comment 22. Please bold the sentences that invoke Appendix A with respect to sales charge waivers and discounts.

Response. The Registrant has bolded the sentences that invoke Appendix A with respect to sales charge waivers and discounts.

Comment 23. On page 19, under the table describing sales loads, please remove the footnote describing Contingent Deferred Sales Charge waivers or discounts unless a specific waiver or discount is described in Appendix A. Furthermore, pursuant to Item 12(a)(4), describe the requirement that shareholders must inform the Fund or the distributor or relevant intermediary of their entitlement to sales charts discounts and also are obligated to include records substantiating such claim to discounts.

Response. The Registrant notes that a specific waiver or discount is described in Appendix A. The Registrant notes that the prospectus presently has disclosures describing the requirement that shareholders must inform the Fund or the distributor or relevant intermediary of their entitlement to sales charts discounts and also are obligated to include records substantiating such claim to discounts.

Comment 24. Please reconcile the description of the Contingent Deferred Sales Charge to the Fee Table so that references to the lesser of 1% the time of purchase or the time of redemption.

Response. The Registrant has added "lesser of" disclosures to the fee table.

Comment 25. On page 24, How to Redeem Shares, add in a notice that if a redemption request is received by 4:00 p.m. it will receive net asset value.

Response. The Registrant has added relevant 4:00 p.m. disclosures.

Comment 26. Under Additional Information, add in the number of days typically expected for paying out redemption proceeds including in kind payments. Also note if different methods result in different number of days. Also, were you have reference to five business days change that to seven calendar days.

Response. The Registrant has added in typical days to make redemption payments for all methods, changed five business day to seven calendar days and included reference to the possibility of payments in kind.

Comment 27. Describing exchanging shares, please drop references to Class T Shares since there are none.

Response. References to Class T shares have been removed.

Comment 28. Under Financial Highlights, update the Fund's name.

Response. The Registrant has updated the Fund's name.

Comment 29. Appendix A, the second paragraph, please drop references to Morgan Stanley because there are no Class T Shares.

Response. References to Morgan Stanley have been removed.

Statement of Additional Information:

Comment 30. Please update data throughout to reflect information as of 12/31/17 such as administrative fees, investment advisory fees and turnover.

Response. The Registrant has made the requested data updates.

Comment 31. In the Table of Contents, drop reference to Appendix B.

Response. The Registrant has amended reference to Appendix B to invoke proxy policies and procedures rather that financial statements.

Comment 32. In Investment Restriction Disclosures, please remove restriction number 7 which refers to diversification, confirm that was a typographical error. Please remove restriction 8 as it is a repeat of restriction 1.

Response. The Registrant has remove restriction number 7 and 8. The Registrant confirms that restriction number 7 was a typographical error.

Comment 33. Page 11, if changes in the laws of the U.S. or Cayman Islands are Principal Investment Risks, please include in the Prospectus.

Response. The Registrant has revised current prospectus-level Regulatory Risk to identify the Cayman Islands.

Comment 34. On page 37 when referring to an expense limitation agreement, please change to April 30, 2019.

Response. The Registrant has updated references to an expense limitation to include a term lasting until April 30, 2019.

Comment 35. On page 38, please disclose the total dollar amounts paid to the sub-advisor as well as the amounts as a percent of assets under management.

Response. The Registrant has amended disclosures to include the total dollar amounts paid to the sub-advisor but notes that the amounts stated as a percent of assets under management is not among SAI required disclosures.

Comment 36. Please include a reference to Class T Shares as they are part of a trust level multi-class policy.

Response. The Registrant has amended prior reference to Class T Shares in such a way as to make disclosures sufficiently general as to apply to classes generally.

Comment 37. On page 54, please include by reference the semi-annual report of June 30, 2017.

Response. The Registrant has incorporated the semi-annual report of June 30, 2017 by reference.

Comment 38. Appendix A has no reference in the SAI, please include in a relevant spot a reference to Appendix A.

Response. The Registrant has included a reference to Appendix A in the context of rating agency rankings.

Part C:

Comment 39. Please include an exhibit in which Thompson Hine consents to being named as counsel to the trust.

Response. The Registrant has included an exhibit in which Thompson Hine consents to being named as counsel to the trust.

Comment 40. In relevant exhibits, such as (h)(14) please update the Fund name.

Response. The Registrant has updated the Fund name in relevant portions of Part C.

Comment 41. Under undertakings, please expand the disclosure to state that the subsidiary's books and records will be maintained in manner consistent with the requirements of Section 31 of the 1940 Act and rules thereunder and that these books and records will be available for inspection by the SEC. Either provide a designation of an agent for service of process or explain supplementally that the subsidiary may be served by service of process on its directors, all of whom are U.S. citizens.

Response. The Registrant has expanded the disclosure to state that the subsidiary will maintain its books and records consistently with the requirements of Section 31 of the 1940 Act and rules thereunder also submit to inspection of these books and records by the SEC. As to an agent for service of process, the Registrant notes that the Directors are all U.S. citizens and may be served in their personal capacity or on behalf of the subsidiary at the address given in the SAI.

Comment 42. Undertakings with respect to Item 35, please confirm that the Fund maintains books and records consistent with Section 31 of the Investment Company Act for its subsidiary. Please confirm that books and records of the subsidiary are open to inspection by the SEC staff. Please consider whether the fund needs to designate an agent for service of process with respect to the subsidiary.

Response. The Registrant has expanded the disclosure to state that the subsidiary will also submit to inspection of its books and records by the SEC and maintain them in accordance with Section 31. As to an agent for service of process, the Registrant notes that the Directors are all U.S. citizens and may be served in their personal capacity or on behalf of the subsidiary at the address given in the SAI.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport

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